GAIN Capital Holdings, Inc.
Bedminster One
135 Route 202/206
Bedminster, New Jersey 07921
December 9, 2010
VIA EDGAR AND FAX
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Judiciary Plaza
Washington, D.C. 20549
Mail Stop 3010
Attention: Sonia Gupta Barros, Special Counsel

Re:	GAIN Capital Holdings, Inc. Amendment No. 9 to Registration Statement on Form S-1 Filed December 6, 2010 File No. 333-161632
Dear Ms. Barros:
          This letter is submitted on behalf of GAIN Capital Holdings, Inc. (“GAIN” or the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing, as set forth in your letter dated December 8, 2010 (the “Comment Letter”). Submitted herewith for filing is Amendment No. 10 (“Amendment No. 10”) to the Registration Statement referenced above (the “Registration Statement”).
          For the convenience of the Staff’s review, the text of the Comment Letter has been reproduced herein with the Company’s response below each numbered comment. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement set forth in Amendment No. 10. Page numbers referred to in the responses reference the applicable pages of Amendment No. 10.
Prospectus Summary, page 1
Summary Consolidated Financial and Other Data, page 13
1.	Please revise footnote 4 to quantify your historical costs and the amounts to be reimbursed by your underwriters.
          Response: The Company has revised its disclosure on page 15 of Amendment No. 10 to quantify historical costs and the amounts to be reimbursed by the underwriters.

Securities and Exchange Commission
December 9, 2010

Use of Proceeds, page 41
2.	We note your response to comment 12 of our letter dated December 3, 2010. We note that you continue to disclose that the $5.9 million is the net proceeds you expect to receive based on the midpoint of the price range and the amounts you expect to be reimbursed by your underwriters. It appears that this amount is the gross proceeds that you will receive. Please revise or advise. Additionally, please quantify the amount you expect to be reimbursed from the underwriters.
          Response: The Company has revised its disclosure on page 41 of Amendment No. 10 to disclose that the Company estimates that it will receive net proceeds from the offering of approximately $5.3 million. The Company has also revised its disclosure on page 41 of Amendment No. 10 to clarify that the Company will be reimbursed by the underwriters up to an aggregate of $600,000 for out-of-pocket expenses incurred in the offering.
Description of Capital Stock, page 165
3.	We note that you removed disclosure regarding the number of shares into which your Series E preferred stock would convert. Additionally, you removed disclosure related to whether any shares of preferred stock will remain after this offering. Please provide this disclosure or tell us why you removed it.
          Response: The Company has revised its disclosure on page 165 of Amendment No. 10 to include disclosure regarding the number of shares into which the Series E preferred stock would convert. In addition, the Company has revised its disclosure on page 165 of Amendment No. 10 to include an affirmative statement that there will be no shares of preferred stock outstanding after closing of this offering.
Underwriters, page 177
4.	We note your revised disclosure on page 178. Please disclose the expenses that the underwriters have agreed to reimburse you.
          Response: The Company has revised its disclosure on page 178 of Amendment No. 10 to specify that the underwriters have agreed to reimburse the Company up to $600,000 for its out-of-pocket expenses incurred in connection with the offering.
Exhibits
5.	We note your response to comment 9 of our letter dated December 3, 2010. We note that you continue to omit exhibits 10.1, 10.9, and 10.51. We therefore reissue our comment. We note that these exhibits should be filed because you still provide compensation disclosure to which these exhibits relate. Please re-file these exhibits in accordance with Item

Securities and Exchange Commission
December 9, 2010

601(b)(10) of Regulation S-K. Alternatively, please explain to us why you believe these exhibits are not required to be filed.
Response: With respect to Exhibit 10.1, the Company previously filed its 2006 Equity Compensation Plan as Exhibit 10.1. The Company has since filed the Amended and Restated 2006 Equity Compensation Plan, effective December 31, 2006, as Exhibit 10.60 to Amendment No. 7 to the Registration Statement. As a result, the 2006 Equity Compensation Plan, which was previously filed as Exhibit 10.1 to the Registration Statement, has been superseded by Exhibit 10.60 and is no longer in effect.
          With respect to Exhibit 10.9, the Company previously listed Form of Restricted Stock Unit Agreement (Immediate Vesting) as an exhibit set forth on the exhibit index in prior amendments to this Registration Statement because the Company intended to adopt the form of agreement pursuant to its 2010 Omnibus Incentive Compensation Plan. The Company has subsequently decided not to adopt the Form of Restricted Stock Unit Agreement (Immediate Vesting). Accordingly, the Company will not grant awards under such form of agreement. The Company has not included disclosure in the Registration Statement relating to Exhibit 10.9. Therefore, the Company has not filed Exhibit 10.9.
          With respect to Exhibit 10.51, the Company has filed Exhibit 10.51 Employment Letter, dated as of October 1, 1999, by and between the Company and Samantha Roady, as Exhibit 10.51 in Amendment No. 10.
6.	We note that you have filed exhibit 10.24 as exhibit 10.25 and that you have not filed exhibit 10.25. Please file these exhibits. Additionally, please ensure that all of your exhibits are filed in their entirety to include all referenced schedules, appendices, exhibits, or addendums. We note, for example only, that exhibit 10.24 (currently filed as exhibit 10.25) omitted certain schedules.
          Response: The Company has filed each of Exhibits 10.24 and 10.25 in its entirety, subject to the Company’s application for confidential treatment previously filed with the Commission.
7.	We note your response to comment 11 of our letter dated December 3, 2010. Please note that your supplemental written statement must be included in correspondence filed on EDGAR.
          Response: The Company acknowledges the Staff’s comment. DLA Piper LLP (US), counsel to the Company, has filed its supplemental written statement as correspondence on EDGAR.

Securities and Exchange Commission
December 9, 2010

* * *
          The Company acknowledges that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (908) 212-3980.

Sincerely,
/s/ Henry C. Lyons
Henry C. Lyons
Chief Financial Officer

cc:	Andrew P. Gilbert, Esq., DLA Piper LLP (US) Fax: (973) 520-2573